Prenetics’ IM8 Secures $1 Billion Growth Financing from General Catalyst’s Customer Value Fund (CVF)
IM8 is the fastest-growing premium supplement brand ever recorded — over 50 million servings delivered to date, with approximately 200,000 servings currently delivered daily, and an order every 27 seconds
Prenetics raises full-year 2026 IM8 revenue guidance to $210–220 million, up from $190–210 million
IM8 expected to reach $300 million in annualized run-rate revenue by year-end 2026
IM8 expected to deliver $400 million or more in full-year 2027 revenue
Every $1 invested in customer acquisition has returned $1.44 in gross profit, blended across all mature cohorts
NEW YORK, N.Y., July 14, 2026 —Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading consumer health company and parent of the AI-native direct-to-consumer wellness brand IM8, co-founded by David Beckham, today announced the closing of $1 billion in growth financing from General Catalyst’s Customer Value Fund (“CVF”).
Under the arrangement, General Catalyst’s Customer Value Fund will finance up to 70% of IM8’s marketing spend, with IM8 retaining full discretion over facility utilization. In return, General Catalyst will receive a capped share of income that is tied to the performance of customer cohorts financed through the program, capped at predetermined levels. Once General Catalyst has recovered its investment and capped return on any given monthly cohort, all subsequent value from those customers accrues entirely and permanently to IM8. The arrangement does not involve the issuance of any equity, warrants, or convertible instruments to General Catalyst, and is tracked separately for each monthly cohort of customers.
The financing extends Prenetics’ capital-efficient growth strategy. Prenetics enters this partnership from a position of financial strength, with approximately $139.7 million in combined total of estimated cash balances, current financial assets measured at fair value through profit or loss, and cash consideration held in escrow and holdback as of May 31, 2026, and a disciplined balance sheet demonstrated by the $40 million share repurchase program announced earlier in 2026. The rationale for the CVF partnership is structural rather than liquidity-driven. Historically, high-growth consumer businesses have faced a binary choice when scaling customer acquisition: raise dilutive equity capital, or hold back on growth to preserve cash reserves. The Customer Value Fund represents a third way: no-dilution, risk-aligned, cohort-matched capital that is purpose-built to finance customer acquisition and is repaid only from the revenue those customers generate. This allows IM8 to invest more aggressively in brand and marketing—powered by its AI-driven acquisition engine—while preserving Prenetics’ balance sheet for the product innovation, clinical research, and strategic opportunities where its cash is the appropriate funding source.
The transformational potential of the arrangement goes beyond removing a cash constraint. IM8's customer acquisition investments have consistently returned multiples of their cost in gross profit over the customer lifetime, and because IM8's customers are subscribers, those returns continue to compound month after month. By financing up to 70% of those investments through cohort-matched capital, the CVF structure materially improves the return on Prenetics’ own cash deployed for customer acquisition and enables IM8 to compound growth without depleting the balance sheet. Every IM8 customer cohort since launch has exceeded the contractual performance thresholds defined in the arrangement, and General Catalyst’s $1 billion commitment reflects rigorous cohort-level diligence: every monthly cohort examined at the transaction level.
The $1 billion facility is expected to be deployed across the full breadth of IM8’s sales and marketing investment: digital performance marketing across every major platform, offline and connected-TV media, ambassador and athlete partnerships, brand activations and sponsorships, content production, and retention marketing — in each of IM8’s 43 markets and in the new markets and product categories the brand enters.
IM8 operates as an AI-native organization, with artificial intelligence and machine learning embedded across the company, from marketing and merchandising to customer experience and retention. The brand’s acquisition engine runs continuous, automated experimentation at a scale few consumer companies attempt: at any given time, thousands of ads are live and being tested across 43 markets; every landing page, funnel, and website experience is subject to always-on A/B and multivariate testing; and predictive models score cohort quality and customer lifetime value in near real time, governing where the next dollar of acquisition spend goes — the same transaction-level cohort data General Catalyst underwrote in its diligence. This is a machine that compounds in efficiency as data accumulates, and it is the engine through which the CVF capital will be deployed.
The structure is designed to preserve Prenetics' financial flexibility: there is no fixed repayment obligation, no maturity date, no financial covenants, and General Catalyst's recovery comes solely from the revenue generated by the funded customer cohorts; repayment simply tracks the revenue those customers produce, with no recourse to Prenetics beyond them. For accounting purposes, and consistent with the accepted treatment of comparable Customer Value Fund arrangements by other publicly traded companies, Prenetics will classify the arrangement as a financial liability on its consolidated balance sheet, with the return component recognized as interest expense below operating income; meaning the arrangement introduces no new operating expense and has no impact on gross margin. 100% of marketing spend will continue to be recorded as sales and marketing expense.
Danny Yeung, Chief Executive Officer of Prenetics and Co-Founder of IM8, said: "Nineteen months ago, IM8 was an idea David Beckham and I were building around one belief: that people deserve premium science-backed products they can trust every day. Today it's the fastest-growing premium supplement brand ever recorded, and General Catalyst's $1 billion commitment validates the strength of the cohort economics we've built. Every mature customer cohort since launch has exceeded the performance thresholds General Catalyst diligenced against, cohort after cohort, in the deepest diligence process I've been through as a founder. That is what has led us here. For a year, investors have asked whether we were spending too much on customer acquisition. Now the proof is public: every dollar we have ever spent acquiring customers has already returned $1.44 in gross profit — and that number rises every month, because these are subscribers. The right question was never whether we were spending too much; it’s whether we were spending enough. With this financing we can now accelerate brand and marketing across our 43 countries without issuing a single share to fund it — a structure that keeps every dollar of shareholder value with our shareholders. Our ambition is to build a multi-billion-dollar global consumer health brand. This partnership materially accelerates that path.”
“IM8 is a category-defining consumer health business, and the underlying cohort economics are among the strongest we’ve seen across the Customer Value Fund portfolio,” said Adit Swarup, Partner at General Catalyst and lead on the CVF partnership with Prenetics. “Their cohort retention data is remarkable: highly consistent across geographies, subscription tenors, and product lines, with quarterly renewal rates setting new industry benchmarks for direct-to-consumer health. When you combine IM8’s best-in-class unit economics, a repeatable customer acquisition engine across 43 countries, and a founding team led by Danny Yeung with the cultural reach of a co-founder like David Beckham, you have exactly the kind of business the CVF was built to accelerate. We believe this partnership can help solidify IM8 as one of the leading global consumer health brands of the coming decade.”

Additional Materials: A detailed investor presentation providing additional context on the transaction, including cohort-level economics, IM8’s business trajectory, and the mechanics of the Customer Value Fund arrangement, is available at www.ir.prenetics.com

IM8 is the fastest-growing premium supplement brand ever recorded. Launched in December 2024 in partnership with global icon and co-founder David Beckham, IM8 has scaled from zero to over $200 million in annualized run-rate revenue within its first nineteen months of operations, a pace of category expansion unprecedented in the direct-to-consumer supplement industry. Through just two flagship products: Daily Ultimate Essentials, a 90-ingredient daily nutrition foundation, and Daily Ultimate Longevity, IM8 has delivered over 50 million total servings to customers since launch and is currently delivering approximately 200,000 servings every day and an order every 27 seconds across its 43-country global footprint, with category-leading gross margins and cohort retention metrics.
IM8 delivered its strongest month in company history in June 2026, with preliminary unaudited monthly revenue of approximately $17 million, and momentum has continued into the third quarter. Prenetics is raising its full-year 2026 IM8 revenue guidance to $210–220 million, up from $190–210 million previously — its second guidance increase this year. In its second full year of operations, IM8 is expected to reach $300 million in annualized run-rate revenue by year-end 2026, and to deliver in excess of $400 million in full-year 2027 revenue. Prenetics’ long-term ambition is to build IM8 into one of the world’s largest premium consumer health and longevity brands, with a strategic path to billion-dollar scale in annual revenue over the coming years. The brand’s partner and equity-partner roster includes David Beckham, Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty, and Inter Miami CF.
The below chart shows the growth in IM8’s monthly revenue since December 2024 through June 2026.
The CVF financing follows a period of significant strategic momentum for Prenetics, including the reclassification of the company as a consumer health business. Following the record scale IM8 has achieved with just its two flagship SKUs, new product launches are planned across Q4 2026 and Q1 2027, including IM8 Hydration in Q4 2026 and a category-first premium gummies line in Q1 2027, meaningfully expanding IM8’s addressable market. IM8 continues to expand its clinical evidence base, with two active randomized controlled trials on gut health and longevity currently underway.
More information on General Catalyst’s Customer Value Fund is available at https://www.generalcatalyst.com/stories/the-unbundling-of-growth-equity.
The below table sets out a summary of certain key commercial terms of the CVF financing:

Total commitment	$1.0 billion
Funded share of marketing spend	Up to 70% of IM8’s marketing spend on a monthly cohort basis
General Catalyst return	Capped share of Reference Income (customer collections multiplied by assumed gross margin) from financed cohorts, subject to a fixed multiple on the funding amount deployed to each cohort
Cohort waterfall	Once the capped return is reached on any monthly cohort, all subsequent value from those customers accrues entirely and permanently to IM8

Equity issued to General Catalyst	None. No shares, warrants, or convertible instruments are issued as part of the arrangement
Expected accounting	Financial liability on the consolidated balance sheet; return component recognized as interest expense below operating income; 100% of marketing spend continues to be recorded as sales and marketing expense

About Prenetics
Prenetics Global Limited (NASDAQ: PRE) is a leading consumer health company on a mission to advance human health and longevity. Its flagship brand, IM8, co-founded with David Beckham, is redefining premium daily nutrition through science-backed formulations — anchored by Daily Ultimate Essentials, a 90-ingredient daily nutrition system that is NSF Certified for Sport and clinically studied. IM8 is the fastest-growing premium supplement brand ever recorded, surpassing $200 million in annualized run-rate revenue within 18 months of launch, shipping to 43 countries, and delivering approximately 200,000 servings daily. IM8's ambassador and equity-partner roster includes David Beckham, Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty, and Inter Miami CF. Learn more at prenetics.com and im8health.com.
About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials Pro, is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.
Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Note Regarding Preliminary Unaudited Financial Information
The financial information disclosed in this press release is preliminary and unaudited. Unless otherwise indicated, it reflects Prenetics’ current estimate based on information available as of the date of this release and is subject to its customary month-end and quarter-end close procedures. Actual reported results may differ from these preliminary estimates. Prenetics undertakes no obligation to update this preliminary information other than through its regular reporting cycle.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and the Company’s ability to efficiently and effectively deploy financial and management resources towards maintaining and growing the business. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this press release constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.